Skadden, Arps, Slate, Meagher & Flom llp

ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

August 12, 2011

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-173601 & 811-22550

Dear Mr. Ganley:

Transmitted herewith is Pre-Effective Amendment No. 2 to BlackRock Preferred Partners LLC's (the "Fund") registration statement on Form N-2 (the "Amendment").  The Amendment is being filed solely for the purpose of filing with the U.S. Securities and Exchange Commission certain exhibits required in connection with Item 25 to Part C of the Fund's registration statement.

Should you have any comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon